UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  _)*

Lev Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
52730C101
(CUSIP Number)
October 20, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	52730C101	Page	2	of	9

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Alexandra Global Master Fund Ltd. 98-0448776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ (See Item 6)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,602,500 shares of Common Stock (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

8,602,500 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,602,500 shares of Common Stock (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.4% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SCHEDULE 13G
CUSIP No.	52730C101	Page	3	of	9

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Alexandra Investment Management, LLC 13-4092583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ (See Item 6)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,602,500 shares of Common Stock (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

8,602,500 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,602,500 shares of Common Stock (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.4% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13G
CUSIP No.	52730C101	Page	4	of	9

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Mikhail A. Filimonov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ (See Item 6)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,602,500 shares of Common Stock (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

8,602,500 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,602,500 shares of Common Stock (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.4% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13G
CUSIP NO. 52730C101	PAGE 5 OF 9 PAGES

Item 1(a).	Name of Issuer:

Lev Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

122 East 42nd Street, Suite 2606 New York, New York 10168

Item 2(a).	Names of Persons Filing:

Alexandra Global Master Fund Ltd. (“Alexandra”)
Alexandra Investment Management, LLC (“Management”)
Mikhail A. Filimonov (“Filimonov”)

Item 2(b).	Address of Principal Business Office:

Alexandra – Citco Building, Wickams Cay, P.O. Box 662,
Road Town, Tortola, British Virgin Islands
Management – 767 Third Avenue, 39th Floor, New York,
New York 10017
Filimonov – 767 Third Avenue, 39th Floor, New York,
New York 10017

Item 2(c).	Place of Organization or Citizenship:

Alexandra – British Virgin Islands
Management – Delaware
Filimonov – U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number: 52730C101

Item 3.	This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:

Alexandra: 8,602,500 shares*
Management: 8,602,500 shares*
Filimonov: 8,602,500 shares*

	(b)	Percent of Class:

Alexandra: 7.4%*
Management: 7.4%*
Filimonov: 7.4%*

(Based on 115,995,428 shares of Common Stock outstanding, as of October 20, 2006 (consisting of 81,702,544 shares of Common Stock outstanding as of

SCHEDULE 13G
CUSIP NO. 52730C101	PAGE 6 OF 9 PAGES

June 30, 2006, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10QSB for the quarter ended June 30, 2006 plus 32,307,692 shares of Common Stock issued on October 16, 2006 and October 20, 2006, as reported by the Issuer in the Issuer’s Current Report on Form 8-K, filed on October 20, 2006))

(c)	Number of Shares as to which the Person has:

	(i)	sole power to vote or to direct the vote

-0-

	(ii)	shared power to vote or to direct the vote:

8,602,500 shares of Common Stock*

	(iii)	sole power to dispose or to direct the disposition of

-0-

	(iv)	shared power to dispose or to direct the disposition of

8,602,500 shares of Common Stock*

*The amounts reported as beneficially owned include 1,985,192 shares of Common Stock that Alexandra has the right to acquire upon exercise of a Warrant to purchase Common Stock.
Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.
Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

SCHEDULE 13G
CUSIP NO. 52730C101	PAGE 7 OF 9 PAGES

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:
By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
     Exhibit I: Joint Filing Agreement, dated as of October 30, 2006, by and among Alexandra, Management and Filimonov.

SCHEDULE 13G
CUSIP NO. 52730C101	PAGE 8 OF 9 PAGES
SIGNATURE
     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Date: October 30, 2006

ALEXANDRA GLOBAL MASTER FUND LTD.

By:	ALEXANDRA INVESTMENT MANAGEMENT, LLC,
its Investment Advisor

	By:	/s/ Mikhail A. Filimonov

Mikhail A. Filimonov
Title: Managing Member

ALEXANDRA INVESTMENT MANAGEMENT, LLC

By:	/s/ Mikhail A. Filimonov

Mikhail A. Filimonov
Title: Managing Member

/s/ Mikhail A. Filimonov

Mikhail A. Filimonov